April 6, 2006

Franklin D Chu
Co-Chief Executive Officer
Shanghai Century Acquisition Corporation
Suite 1002, 10th Floor
43 Lyndhurst Terrace
Central, Hong Kong SAR
CHINA

RE: **Shanghai Century Acquisition Corporation**
Registration Statement on Form S-1
Amendment 2 Filed March 7, 2006
File No. 333-130260

Dear Mr. Chu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. Please briefly elaborate upon the contractual arrangements that you mention in this section that are designed to secure the economic benefits (and costs) similar to full ownership, as you more fully describe on page 40.

Risk Factors, page 11

2. Please add a risk factor addressing the risks to both the company and investors by the possibility that the contractual arrangements discussed on page 40 are not effective.

Use of Proceeds, page 27

3. We note the disclosure added in response to comment 15 from our letter of January 20, 2006 that "as of December 31, 2005, management has incurred approximately $22,000 in reimbursable expenses..." We also note the disclosure relating to your responses to comments 3 and 4 from the same letter that "there has been no diligence, discussions, negotiations and/or other similar activities undertaken, directly or indirectly, by us, our affiliates or representatives, or by any third party, with respect to a business combination transaction with us." Please disclose in detail the $22,000 in reimbursable expenses expended by your management. We note that "identifying potential target businesses and performing due diligence on suitable business combinations" are the only activities currently disclosed in your registration statement as being reimbursable to your management. We may have further comment.

Management's Discussion and Financial Analysis, page 33

4. We note your response to comment 20 from our letter of January 20, 2006 that expenses associated with structuring, negotiating and consummating a business combination may be paid from the funds held in trust. Please disclose how the funds to be held in trust may be used to pay for such activities.

Report of Independent Registered Public Accounting Firm, page F-2

5. The report date, February 15, 2005, precedes the balance sheet date. Please revise to include an appropriately dated report.

Note 3 – Proposed Offering, page F-8

6. Explain to us why management believes the Shanghai Stock Exchange Composite Index is a reasonable basis for an estimate of the company's expected volatility. Provide us with relevant information about the index that supports your view, including information such as the name of companies included in the index, their industries, and their market capitalizations. Explain to us why a period of 90 days was used rather than a period equal in length to the expected term of the instrument.

Signature Page

7. Provide for and identify the signature of the company's principal accounting officer, in addition to its principal executive officer and principal financial officer.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory J. Schmitt (by facsimile)
        214.855.4300